UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition year from              to

Commission File No. 1-10275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRINKER INTERNATIONAL

401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brinker International

6820 LBJ Freeway

Dallas, Texas 75240

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

Supplemental Schedule* – Schedule H, line 4i – Schedule of Assets (Held at End of Year) – December 31, 2009	11

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	13

Exhibit 99 – Certification by Marie Perry, Plan Administrator of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	14

*	All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Brinker International 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Brinker International 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brinker International 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Dallas, Texas
June 25, 2010

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Investments – at fair value (Note 3):
Money market	$8,450,501	$8,143,860
Mutual funds	92,911,099	67,079,273
Brinker common stock fund	9,512,276	7,096,948
Participant loans	6,001,104	5,177,206

	116,874,980	87,497,287

Receivables:
Participants’ contributions	193,572	258,295
Employer contributions	123,774	145,310

	317,346	403,605

Net assets available for benefits	$117,192,326	$87,900,892

See accompanying notes to financial statements.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Contributions:
Participants	$13,309,192	$16,962,634
Rollovers	337,861	716,720
Employer	7,340,417	8,812,900

	20,987,470	26,492,254

Investment income:
Net appreciation (depreciation) in fair value of investments	21,718,119	(39,235,533)
Interest and dividends	1,953,799	3,774,119

	23,671,918	(35,461,414)

Total additions (reductions)	44,659,388	(8,969,160)

Deductions:
Benefits paid to participants	15,367,954	11,704,884

Net increase (decrease)	29,291,434	(20,674,044)

Net assets available for benefits at beginning of year	87,900,892	108,574,936

Net assets available for benefits at end of year	$117,192,326	$87,900,892

See accompanying notes to financial statements.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

1. DESCRIPTION OF THE PLAN

The following description of the Brinker International (“Company” or “Brinker”) 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

General

The Company adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering eligible employees as defined below. Effective January 1, 2006, the plan was amended and restated. The primary changes to the plan affected participant eligibility, contributions and vesting rules. Leased employees, non-US citizens, and union employees without specific contract provisions are not eligible to participate in the Plan.

The investments of the Plan are maintained in a trust (the “Trust”) by Fidelity Management Trust Company (the “Trustee”) and the recordkeeping functions are performed by Fidelity Investments Institutional Operations Company Incorporated (the “Recordkeeper”).

Contributions

An employee may become a participant on the first of the month following the date the employee completes one year of eligible service (at least 1,000 hours) and attains the age of twenty-one. Contributions are subject to Internal Revenue Service (“IRS”) limitations on total annual contributions, as well as plan limitations which stipulate that up to 50% of eligible base compensation including tips and 100% of eligible bonuses, as defined in the Plan, may be contributed to various investment funds on a tax-deferred basis.

The Company matches in cash at a rate of 100% of the first 3% of pay and 50% of the next 2% of pay for a participant’s compensation, as defined in the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Code (“IRC”).

Eligible participants age 50 or older by the end of a calendar year are permitted to make catch-up contributions to the Plan up to the deferral amount allowed by the IRC.

Active hourly-tipped participants may elect to make voluntary after-tax contributions for each pay period under the Plan. The employee contributions may be made only from the participant’s compensation representing tip income that is not paid through the Company’s payroll and may contribute up to 100% of such tip income. An active participant may not make contributions for any period in which such person is not accruing hours of service with the Company.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements—(Continued)

Participants’ Accounts

Participant and Company matching contributions are invested in accordance with participants’ elections in the following funds:

Fund Options	Primarily invests in:

Fidelity Retirement Money Market Portfolio	Money market funds

PIMCO Total Return Fund	Intermediate-term mortgage, corporate, government and foreign bonds

Vanguard Inflation Protected Securities Fund	Intermediate-term government bonds

American Beacon Large Cap Value Fund	Equities of large-cap domestic companies

Fidelity Contrafund	Equities of domestic and foreign companies

American Funds EuroPacific Growth Fund	Equities of foreign companies

Neuberger Berman Genesis Fund	Equities of small and mid-cap companies

Buffalo Small Cap Fund	Equities of small-cap domestic companies

Spartan U.S. Equity Index Fund	Equities of companies included in the S&P 500 Index

Fidelity Freedom Funds	Fidelity equity, fixed-income and short-term mutual funds

The Boston Company Small Cap Value Fund	Equities of small-cap domestic companies

Brinker Common Stock Fund	Brinker common stock and short-term investments

Participants’ accounts are adjusted with the proportionate share of gains or losses generated by their elected investment funds.

Vesting

Participants are immediately vested in both employee and employer matching contributions and the earnings thereon.

Forfeited Accounts

Forfeited account balances are used to reduce Company matching contributions. Forfeited accounts for the years ended December 31, 2009 and 2008 were not significant.

Payment of Benefits

Distributions under the Plan are made upon a participant’s death, disability, retirement, or termination of employment. Benefit payments are made in the form of a single lump sum payment or a direct rollover into an Individual Retirement Account or another qualified plan.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements—(Continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time, however the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. Maturities range from 2010 through 2024 as of December 31, 2009. The loans are secured by the participant’s account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 4.25% to 10.5% during 2009 and from 5.0% to 10.5% during 2008. Principal and interest payments are made through bi-weekly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The Company pays all administrative expenses related to the Plan.

Investment Valuation and Income Recognition

The Plan’s money market funds, mutual funds and Company common stock are stated at fair value using quoted market prices. Participant loans are valued at the outstanding principal balance, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid. (See Note 3 for additional disclosures).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant and employer contributions are accrued in the period that payroll deductions are made from plan participants in accordance with salary deferral agreements and as such, become obligations of the Company and assets of the Plan.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements—(Continued)

3. FAIR VALUE MEASUREMENTS

In December 2006, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Subtopic 820-10, an amendment to ASC 820, “Fair Value Measurements and Disclosures.” ASC Subtopic 820-10 establishes a single definition of fair value and a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. ASC Subtopic 820-10 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the provisions of ASC Subtopic 820-10 effective January 1, 2008. The adoption of ASC Subtopic 820-10 did not have a material impact on the Plan financial statements.

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in ASC Subtopic 820-10 are as follows:

•	Level 1 – observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

•

Level 2 – observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3 – inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

ASC Subtopic 820-10 requires that we describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of December 31, 2009. We have described below the methodology used to measure each major category of assets and liabilities.

•	Money Market funds are valued based on the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•	Mutual funds are valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.

•

Brinker common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•

Participant loans are valued at the outstanding principal balance, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid, and are classified within Level 2 of the valuation hierarchy.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements—(Continued)

The following table presents the fair value of financial instruments as of December 31, 2009 by type of asset and by the ASC Subtopic 820-10 valuation hierarchy described above. The Plan has no assets or liabilities that are classified as Level 3 as of December 31, 2009.

	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2009
Money market	$8,450,501	$—	$8,450,501
Mutual funds	92,911,099	—	92,911,099
Brinker common stock fund	9,512,276	—	9,512,276
Participant loans	—	6,001,104	6,001,104

Total assets at fair value	$110,873,876	$6,001,104	$116,874,980

4. INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 were as follows:

	2009	2008
Investments at fair value:
Fidelity Contrafund	$18,523,052	$13,703,066
American Funds EuroPacific Growth Fund	14,649,984	10,530,589
Neuberger Berman Genesis Fund	11,184,569	8,788,613
Pimco Total Return Fund	9,985,668	8,219,606
Brinker Common Stock Fund	9,512,276	7,096,948
Fidelity Retirement Money Market Portfolio	8,450,501	8,143,860
Spartan U.S. Equity Index Fund	6,900,904	5,135,035
American Beacon Large Cap Value Fund	6,783,159	4,989,748

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements—(Continued)

Investments Cont’d

Appreciation/(Depreciation) (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2009	2008
Mutual funds	$18,652,466	$(35,113,933)
Brinker common stock fund	3,065,653	(4,121,600)

	$21,718,119	$(39,235,533)

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments consist of common stock of the Company and mutual funds managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

6. PLAN TERMINATION

Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.

7. VOLUNTARY CORRECTION PROGRAM

The Company received approval of its application with the Internal Revenue Service to avail the Plan of the Voluntary Correction Program (“VCP”) within the Employee Plans Compliance Resolution System of the fact that certain individuals were not notified of their eligibility to participate in the plan in a timely manner. During the Plan Year 2008, the Company remitted the employer receivable owed to the Plan for the VCP. The matters identified for remediation did not cause the Plan to be disqualified by the IRS; therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan is qualified and the related Trust is tax-exempt as of the financial statement date.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements—(Continued)

9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any. We further caution that it is not possible to see all such factors, and you should not consider the identified factors as a complete list of all risks and uncertainties.

EIN: 75-2354902

PLAN # 001

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Market Value
Money market:
*	Fidelity Retirement Money Market Portfolio	8,450,501 shares	$8,450,501
Mutual funds:
*	Fidelity Contrafund	317,829 shares	18,523,052
	American Funds EuroPacific Growth Fund	388,388 shares	14,649,984
	Neuberger Berman Genesis Fund	284,957 shares	11,184,569
	PIMCO Total Return Fund	924,599 shares	9,985,668
*	Spartan U.S. Equity Index Fund	175,017 shares	6,900,904
	American Beacon Large Cap Value Fund	413,103 shares	6,783,159
	Buffalo Small Cap Fund	183,139 shares	4,116,967
*	Fidelity Freedom 2040 Fund	495,385 shares	3,546,956
	The Boston Company Small Cap Value Fund	169,336 shares	3,280,037
*	Fidelity Freedom 2035 Fund	299,177 shares	3,069,551
*	Fidelity Freedom 2030 Fund	244,316 shares	3,027,078
*	Fidelity Freedom 2025 Fund	262,971 shares	2,732,266
*	Fidelity Freedom 2020 Fund	167,735 shares	2,105,077
*	Fidelity Freedom 2045 Fund	110,097 shares	932,520
*	Fidelity Freedom 2010 Fund	43,171 shares	540,072
*	Fidelity Freedom 2050 Fund	61,471 shares	513,280
*	Fidelity Freedom Income Fund	40,195 shares	431,689
*	Fidelity Freedom 2015 Fund	33,799 shares	352,190
*	Fidelity Freedom 2005 Fund	15,516 shares	155,623
Vanguard Inflation Protected Securities Fund		6,411 shares	80,457

			92,911,099
* Brinker Common Stock Fund (Cost Basis $10,093,079)		635,761 shares	9,512,276
* Participant Loans (Cost Basis $0)		Interest rates from 4.25% to 10.5% and maturity dates from 2010 through 2024	6,001,104

Total			$116,874,980

*	Party-in-interest

Cost column not required – participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL, INC. 401(k) SAVINGS PLAN AND TRUST

Date: June 25, 2010	By:	/S/ MARIE PERRY
Marie Perry,
Plan Administrator